Exhibit 99.2

FOR IMMEDIATE RELEASE

uniQure Announces Results for the First Quarter 2014

—Platform Positioned to Develop the Next Generation of Novel Gene Therapies—

Amsterdam, the Netherlands, June 6, 2014 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced results for the first quarter of 2014.  As of March 31, 2014, the Company held cash and cash equivalents of €77.5 million.

Corporate Highlights

In February uniQure successfully listed its ordinary shares on the NASDAQ Global Select Market and raised total proceeds of €67.3m gross ($91.8 million). Beyond the achievement of its IPO, during the first quarter of 2014 uniQure signed a strategic collaboration with 4D Molecular Therapeutics, a pioneer in next-generation vector technologies, under which uniQure will gain exclusive access to 4D’s adeno-associated viral (AAV) vector discovery and optimization technology for gene delivery to the central nervous system and liver.  As a fundamental part of uniQure’s gene therapy platform, natural AAV vectors have been established as safe and effective in transporting genes and transfecting target cells. 4D has world-leading expertise in directed evolution techniques to discover and optimize novel AAV vectors that are designed to increase gene expression and improve delivery. The collaboration with 4D strengthens uniQure’s core gene therapy platform and supports the ability of the Company to rapidly develop novel gene therapies for diseases for which more powerful or next-generation vectors may be critical.

In addition, the following is an overview of the Company’s progress during the first quarter 2014:

•                  uniQure’s commercialization partner Chiesi achieved progress in the ongoing process for the commercial launch of Glybera® in the EU, focused on establishing treatment centers of excellence and advancing the National Price and Reimbursement applications and negotiations for launch by mid-year 2014.

•                  uniQure moved its hemophilia B AAV5 candidate toward the start of a Phase I/II clinical trial, slated to begin late in the second half of 2014. This trial will complement the ongoing trial conducted by uniQure’s partners St. Jude’s Children Research Hospital and University College of London by testing the same transgene in patients at higher doses compared to the partner-sponsored trial.

•                  uniQure selected its hemophilia A program for rapid progression toward the clinic as an important example of the Company’s preclinical development efforts and pipeline expansion strategy.

•                  uniQure established proof-of-concept in rodents for its AAV-delivery-based miRNA approach to treat Huntington’s disease by knocking down the gene responsible for the disease and committed to move the program forward into development.

•                  The build-out of the Company’s manufacturing facility in Lexington, MA, continued as planned, with employees slated to move into the plant during the second quarter 2014.

•                  Dr. David Schaffer joined uniQure’s Supervisory Board. Dr. Schaffer is co-founder of 4D Molecular Therapeutics and Professor of Chemical and Biomedical Engineering at the University of California at Berkeley. He joins another US-based biopharmaceutical executive, Paula Soteropoulos, who is currently Senior Vice President and General Manager at Moderna Therapeutics and contributes drug manufacturing, development and commercialization expertise to the Board from her tenure at Genzyme.

•                  Eric Goossens joined uniQure as Chief Operating Officer. Mr. Goossens brings the Company extensive experience in manufacturing and project management. Deya Corzo joined the Company in the position of Vice President, Medical Affairs for the United States as of April 1, 2014.

Jörn Aldag, uniQure Chief Executive Officer, commented: “With our successful IPO, uniQure now has the financial resources to maintain our strong position at the forefront of advances in gene therapy and to expand the application of our gene therapy platform to address a portfolio of gene therapy programs.  The 4D collaboration is an important part of that, as are the new additions to our team and advisors.”

uniQure management will conduct biannual investor conference calls/webcasts, the first of which will be in the fall of 2014.

Financial Highlights

Licensing and collaboration revenues for the three months ended March 31, 2014 were €1.2 million, compared with zero revenues in 2013.  The majority of first quarter revenues represent development activities that were reimbursable by Chiesi under the Company’s co-development agreement for hemophilia B.

Research and development expenses were €6.2 million for the three months ended March 31, 2014, compared to €3.6 million for the same period in 2013. The increase reflected the expansion of research and development activities to support the further development of the hemophilia B program, the further development of other pipeline product candidates, as well as the company’s efforts to maintain its leadership position in the gene therapy field. The amount of research and development expenses is shown net of charges that were capitalized in relation to the development of the Company’s approved product, Glybera.

Net loss for the first quarter 2014 was €7.8 million or €0.52 per share, compared to €5.2 million or €0.53 per share for the first quarter 2013.

For further financial information for the period ending March 31, 2014, please refer to the financial statements appearing at the end of this release.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD.  www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates, the risk of delay or failure to successfully commercialize or obtain further regulatory approval of Glybera, and the risk that our collaborations with Chiesi or our other collaboration partners will not continue or will not be successful. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 566 7394

IR@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

	DECEMBER 31, 2013	MARCH 31, 2014
Assets
Non-current assets
Intangible assets	7,775	8,923
Property, plant and equipment	2,614	9,362
Other non-current assets	923	925
Total non-current assets	11,312	19,210
Current assets
Receivables from related parties	1,425	233
Trade and Other Receivables	1,557	3,069
Inventories	865	948
Cash and cash equivalents	23,810	77,532
Total current assets	27,657	81,782
Total assets	38,969	100,992
Equity
Share capital	610	880
Share premium	142,459	204,142
Other reserves	6,536	8,878
Accumulated deficit	(144,041)	(151,869)
Total equity	5,564	62,031
Liabilities
Non-current liabilities
Borrowings	6,292	5,683
Financial lease liabilities	302	261
Deferred rent	680	3,534
Deferred revenue	15,679	15,458
Total non-current liabilities	22,953	24,936
Current liabilities
Trade and other payables	7,601	10,524
Debt to related party—embedded derivative	722	713
Borrowings	633	1,285
Borrowings—embedded derivative	217	216
Deferred revenue	1,279	1,287
Total Current Liabilities	10,452	14,025
Total liabilities	33,405	38,961
Total equity and liabilities	38,969	100,992

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED MARCH 31,
	2013	2014
License revenues	—	220
Collaboration revenues	—	950
Total revenues	—	1,170
Cost of goods sold	—	—
Other income	188	238
Research and development expenses	(3,568)	(6,218)
Selling, general and administrative expenses	(1,720)	(2,268)
Other gains / losses, net	9	(519)
Total Operating Costs	(5,091)	(8,767)
Operating result	(5,091)	(7,597)
Finance income	44	27
Finance expense	(132)	(259)
Finance income/(expense)—net	(88)	(232)
Result before corporate income taxes	(5,179)	(7,829)
Corporate income taxes	—	—
Net Loss	(5,179)	(7,829)
Items that may be subsequently reclassified to profit or loss	—	2
Other comprehensive income	—	2
Total comprehensive loss*	(5,179)	(7,827)
Loss per share attributable to the equity holders of the Company during the year
Basic and diluted loss per share	(0.53)	(0.52)

*                                         Total comprehensive loss is fully attributable to equity holders of the group

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	TOTAL SHARE CAPITAL	SHARE PREMIUM	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL EQUITY / DEFICIT
Balance at January 1, 2013	483	114,795	1,508	(117,234)	(448)
Result for the period				(5,179)	(5,179)
Capital contributions	3	211			214
Share based payment/expense			542		542
Balance at March 31, 2013	486	115,006	2,050	(122,413)	(4,871)
Result for the period				(21,640)	(21,640)
Other Comprehensive Income				12	12
Capital contributions	124	27,453			27,577
Result on conversion of the Loan			3,005		3,005
Share-based payment/expense			1,481		1,481
Balance at December 31, 2013	610	142,459	6,536	(144,041)	5,564
Result for the period				(7,829)	(7,829)
Other Comprehensive Income				2	2
Proceeds from Shares Issued	270	62,351			62,621
Share Issuance costs		(668)			(668)
Share-based payment/expense			2,342		2,342
Balance at March 31, 2014	880	204,142	8,878	(151,869)	62,031

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

	THREE MONTHS ENDED MARCH 31,
	2013	2014
Cash flow from operating activities
Result before corporate income tax	(5,179)	(7,829)
Adjustments for:
—Depreciation	116	144
—Lease Incentive	—	2.854
—Derivative result	—	(10)
—Exchange result	(9)	7
—Share-based payment expenses	542	2,342
—Changes in other non-current assets	—	—
—Changes in trade and other receivables	267	(320)
—Movement in inventories	(135)	(83)
—Changes in trade and other payables	115	(1,062)
—Changes in deferred revenue and provisions	41	(213)
—Movement in other liabilities	346	(909)
—Interest (income)/expense	88	235
Cash used in operations	(3,808)	(4,844)
Interest paid	—	(225)
Net cash used in operating activities	(3,808)	(5,069)
Cash flow from investing activities
Purchases of property, plant and equipment	(40)	(2,025)
Purchases of intangible assets	(133)	(1,148)
Interest received	—	47
Net cash used in investing activities	(173)	(3,126)
Cash flow from financing activities
Capital contribution from shareholders	214	—
Proceeds from shares issued	—	62,621
Share issuance cost	—	(668)
Convertible loans drawn down	11,999	—
Proceeds from borrowings	—	—
Redemption of financial lease	(35)	(38)
Repayments of borrowings	—	—
Net cash generated from financing activities	12,178	61,915
Net increase in cash, cash equivalents, and other bank overdrafts	8,197	53,720
Currency effect cash and cash equivalents	—	2
Cash, cash equivalents, and other bank overdrafts at beginning of the period	263	23,810
Cash, cash equivalents, and other bank overdrafts cash at end of the period	8,460	77,532